

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 22, 2010

<u>VIA US MAIL AND FAX</u>

Ms. Katherine McDermott
Chief Financial Officer
American Technology Corporation
15378 Avenue of Science, Suite 100,
San Diego, California 92128

Re: American Technology Corporation
Form 10-K for the Fiscal Year Ended September 30. 2009
Filed December 1, 2009
Form 10-Q for the Fiscal Quarters Ended March 31 and June 30, 2009
File No. 0-24248

Dear Ms. McDermott:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Revenue Recognition, page F-9</u>.

1. Tell us and disclose the:

- Terms of your distributors' rights of return. In this regard, we note that you attributed the increase in fiscal 2009 revenues in part to an "expanded sales distribution." Refer to pages 4 and 26 of your filing. Explain your revenue recognition policy for sales to independent resellers and system integrators and refer to your basis in the accounting literature.

- Nature of a "qualifying bill and hold arrangement." Please provide us your analysis of how revenue recognition pursuant to such an arrangement complies with the conditions set forth in ASC 605-10-S99-1 regarding bill and hold arrangements under 3. Delivery and performance.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Ms. Katherine McDermott
American Technology Corporation
January 22, 2010
Page 3

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director